Ampco-Pittsburgh Corporation
726 Bell Avenue, Suite 301
Carnegie, Pennsylvania 15106

August 13, 2020

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jeff Kauten, Esq.

Re:	Ampco-Pittsburgh Corporation
Registration Statement on Form S-1
File No. 333-239446

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Kauten:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ampco-Pittsburgh Corporation (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-239446), as amended (the “Registration Statement”), so that it may become effective at 4:15 p.m. Eastern Time on August 13, 2020, or as soon as practicable thereafter.

The Registrant hereby authorizes Seth Popick, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Mr. Popick at (412) 620-6527.

Very truly yours,

AMPCO-PITTSBURGH CORPORATION

/s/ Rose A. Hoover
Rose A. Hoover
President and Chief Administrative Officer